# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tharimmune, Inc., CIK 0001861657
CUSIP: 432705200
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1200 ROUTE 22 EAST, BRIDGEWATER, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001840140
Persons authorized to receive notices and communications: Gravitas Capital LP, 34 Shrewsbury Ave, Red Bank, New Jersey (NJ), 07701, 646 306 2210

## Reporting persons
- Gravitas Capital LP (CIK 0001840140): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 394,586; sole dispositive power 0; shared dispositive power 394,586; aggregate amount beneficially owned 394,586 (14.83% of the class)
- Vincent S. LoPriore (CIK 0001633927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 394,586; sole dispositive power 0; shared dispositive power 394,586; aggregate amount beneficially owned 394,586 (14.83% of the class)
  Comment: Gravitas Capital LP is a Delaware limited partnership whose sole general partner is Gravitas Capital Partners LLC. The managing member of Gravitas Partners LLC is Vincent S. LoPriore. As a result, Vincent S. LoPriore is deemed to be the indirect owner of the shares held directly by Gravitas Capital LP. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Tharimmune, Inc.
Address of issuer's principal executive offices: 1200 ROUTE 22 EAST, BRIDGEWATER, New Jersey (NJ), 08807

## Item 2. Identity and Background
Name of person filing: This Statement on Schedule 13D (this "Statement") is filed by Gravitas Capital LP and Vincent S. LoPriore (collectively, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is 34 Shrewsbury Avenue, Red Bank, NJ, 07701.
Present principal occupation or employment: See above.
Criminal convictions in the last five years: During the past five years, none of Gravitas Capital LP, Gravitas Capital Partners LLC or Vincent S. LoPriore have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Gravitas Capital LP, Gravitas Capital Partners LLC or Vincent S. LoPriore was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none Gravitas Capital LP, Gravitas Capital Partners LLC or Vincent S. LoPriore have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Gravitas Capital LP, Gravitas Capital Partners LLC or Vincent S. LoPriore was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Vincent S. LoPriore is a citizen of the United States of America. Gravitas Capital LP is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Gravitas Capital LP beneficially owns 394,586 shares of Common Stock which were acquired using $829,025.19 of working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business by the reporting persons for investment purposes. The reporting persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The reporting persons may evaluate on a continuing basis the investment in the Issuer and may, from time to time, acquire or dispose of Common Stock of the Issuer. Any such acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) investment policies of the reporting persons; (iv) other investment opportunities available to the reporting persons; (v) general market and economic conditions; (vi) tax considerations; and (viii) such other factors as the reporting persons may deem relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including, but not limited to, its businesses, operations and prospects. The Reporting Persons may engage in discussions with the Issuer and its representatives and/or other stockholders, seek to enter into a confidentiality agreement with the Issuer and/or discuss with the Issuer different strategic alternatives or changes to the Issuer's operations. There can be no certainty as to whether discussions with the Issuer will occur, the outcome of any such discussions or whether the Reporting Persons will take any actions relating to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Gravitas Capital LP beneficially owns 394,586.00 of the Issuer's Common Stock, or 14.83%. Vincent S. LoPriore beneficially owns 394,586.00 shares of the Issuer's Common Stock, or 14.83%.
Number of shares as to which each person has sole or shared power to vote or dispose: Gravitas Capital LP: 394,586 shares. Vincent S. LoPriore 394,586 shares.
Transactions in the class effected during the past sixty days: On 12/5/2024, Gravitas Capital LP acquired 104,586 shares of Common Stock at a purchase price of $2.1010. On 4/30/2025, Gravitas Capital LP exercised pre-funded warrants to purchase 290,000 shares of Common Stock at an exercise price of $0.001 per share for a total of 394,586 shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Vincent S. LoPriore is the Managing Member of Gravitas Capital Partners LLC, which is the General Partner to Gravitas Capital LP. Mr. LoPriore is the Executive Chairman of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that Mr. LoPriore is a partner and licensed representative with President Street Global, LLC, a FINRA registered broker-dealer, which has acted as a placement agent to the Issuer.

## Signatures
- Gravitas Capital LP: /s/ Vincent S. LoPriore, Manager (06/20/2025)
- Vincent S. LoPriore: /s/ Vincent S. LoPriore, Vincent S. LoPriore (06/20/2025)